25 Years
Apollo
Hospitals
touching lives

RECEIVED
2008 AUG 12 P 12:09
FICE OF INTERNAT. CORPORATE F...

Date: August 2, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

[redacted]

08004294

Dear Sir,

Sub : Information submitted under Rule 12g3-2(b)

SUPPL

Ref : Apollo Hospitals Enterprise Limited
File No. 82-34893

Further to our letter dated 31st July 2008, we have published the Unaudited financial results of the Company for the quarter ended 30th June 2008 in "The Economic Times" on 2nd August 2008 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

Kindly acknowledge receipt.

PROCESSED
AUG 14 2008
THOMSON REUTERS

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

Dlw 8/13

IS/ISO 9001 : 2000

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

25 Years Apollo Hospitals

Unaudited (Provisional) Financial Results for the Quarter ended 30th June 2008

(Rs. in Lakhs)

Sl.No.	Particulars	Quarter Ended Unaudited 30.06.2008	Quarter Ended Unaudited 30.06.2007	Year Ended Audited 31.03.2008	
1	Income from Services	*32907	24982	112381	↑ 32%
2	Other Income @	387	@963	2625	
3	Total Income (1+2)	33294	25945	115006	
4	Expenditure				
	a. Increase/Decrease in Stock in trade	-	-	-	
	b. Material consumption	17401	12325	58166	
	c. Employees Cost	4830	3486	16848	
	d Depreciation	978	833	3675	
	e. Other expenditure	1057	973	3994	
	f. General Administrative Expenses	3999	2916	14443	
	g. Selling and Distribution Expenses	207	394	1381	
	Total Expenditure	28472	21427	98507	
5	Interest	400	347	1990	
6	Profit(+) / Loss(-) from Ordinary Activities before tax (3) - (4+5)	4422	4171	14509	
7	Provision for Taxation				
	Current	1386	1050	3811	
	Previous	-	-	133	
	Deferred	60	90	190	
	Fringe Benefit Tax	49	34	200	
8	Net Profit (+) Loss(-) from Ordinary Activities after tax (6-7)	2927	2997	10175	↑ **25%
9	Paid-up equity share capital (Face value Rs. 10/- per share)	5868	5164	5868	
10	Reserves excluding Revaluation Reserves as per balance sheet of previous accounting year	-	-	117935	
11	EPS for the period for the year to date and for previous year				
	Basic	*4.99	*5.80	18.61	
	Diluted	*4.74	*5.64	17.88	
12	Total Public Shareholding (##)				
	(a) Number of Shares	37,770,561	29,976,742	37,705,561	
	(b) Percentage of Shareholding	64.36	58.05	64.25	

@ Not comparable as it includes Rs.626 lakhs of income from investments in mutual funds that matured in 1st quarter of 2007-2008

** PAT before other income increased by 25%

* Not Annualised

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter ended 30th June 2008

(Rs. in Lakhs)

Sl.No.	Particulars	Quarter Ended Unaudited 30.06.2008	Quarter Ended Unaudited 30.06.2007	Year Ended Audited 31.03.2008
1.	**Segment Revenue (Net Sales / Income from each segment)**			
	a) Healthcare services	26155	21029	92188
	b) Pharmacy	6755	3953	20205
	c) Others	387	963	2625
	SUB - TOTAL	33297	25945	115018
	Less : Intersegmental Revenue	3	-	12
	Net Sales / Income from Operations	33294	25945	115006
2.	**Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)**			
	a) Healthcare Services	4892	3545	14755
	b) Pharmacy ++	(457)	10	(881)
	c) Others	387	963	2625
	SUB - TOTAL	4822	4518	16499
	Less : (i) Interest (Net)	400	347	1990
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-
	Profit Before Tax	4422	4171	14509
3.	**Capital Employed** (Segment Assets-Segment Liabilities)			
	a) Healthcare Services	94428	77401	93215
	b) Pharmacy	10597	4510	8821
	c) Others	54613	4966	52301
	TOTAL	159638	86877	154337

Notes:

1. [illegible] reviewed by the Audit Committee and approved by the Board of Directors at [illegible] [illegible] required under Clause [illegible] of the Listing Agreement [illegible] by the Statutory Auditors.
   ++284 pharmacies having a breakeven period of 12 -15 months were added during the 12 month period ended 30th June 2008
2. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for [illegible]

END